Exhibit 3.106

Amended and Restated

Operating Agreement

of

Dodge City Healthcare Group, LLC

This Amended and Restated Operating Agreement of Dodge City Healthcare Group, LLC (the “Company”) effective as of January 1, 2012 (this “Agreement”) is entered into by Western Plains Regional Hospital, LLC, its sole member (the “Sole Member”).

WHEREAS, the Company initially was formed as a limited partnership under and pursuant to the Kansas Revised Uniform Limited Partnership Act on December 7, 1994, and currently owns and operates the Western Plains Medical Complex located at 3001 Avenue A, Dodge City, Kansas (the “Hospital”);

WHEREAS, the Company was converted from a Kansas limited partnership to a Kansas limited liability company on August 28, 2008 by filing the Certificate of Conversion and Articles of Organization;

WHEREAS, the Company, Dodge City ASC, LLC and Surgery Center of Dodge City, LLC, a Kansas limited liability company (“SCDC”), entered into an Asset Purchase Agreement, effective as of June 1, 2008 (the “Asset Purchase Agreement”);

WHEREAS, the Class A Members, the Class B Member and the Company set forth their respective relationships, rights, obligations and agreements with respect to one another and the governance and operation of the Company and the business thereof in the Company’s Operating Agreement dated as of August 29, 2008;

WHEREAS, effective as of December 31, 2011, the Class B Member purchased all of the Class A interests in the Company pursuant to that certain Confidential Settlement Agreement and Release, dated as of December 31, 2011, thereby becoming the Sole Member of the Company;

WHEREAS, the Sole Member desires to amend and restate the Company’s Operating Agreement.

NOW, THEREFORE, for and in consideration of the premises, agreements and covenants hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Members agree as follows:

1.             Name. The name of the limited liability company is Dodge City Healthcare Group, LLC.

2.             Purpose. The purposes of the Company (whether directly or indirectly through one or more subsidiaries) are (i) to own and/or lease and operate a general acute care hospital and ambulatory surgery center; (ii) to acquire (through asset acquisition, stock acquisition, lease or otherwise) and develop other property, both real and personal, in connection with providing healthcare related services; (iii) to employ certain physicians; (iv) to enter into, from time to time, such financial arrangements as may be necessary, appropriate or advisable, including the borrowing money and issuing evidences of indebtedness and securing the same by mortgage, deed of trust, security interest or other encumbrance upon one or more or all of the Company’s (or its subsidiaries) assets; (v) to sell, assign, lease, exchange or otherwise dispose of, or refinance or additionally finance, one or more or all of the

Company’s assets; and (vi) generally to engage in such other business and activities and to do any and all other acts and things in furtherance of the purposes of the Company as set forth in this Section 2.

3.             Member and Capital Contribution. The name and the business address of the Member are set forth on Schedule A attached hereto and shall be listed on the books and records of the Company. The managers of the Company shall be required to update the books and records, and the aforementioned Schedule, from time to time as necessary to accurately reflect the information therein.

The Member shall not be required to make any additional contributions of capital to the Company, although the Member may from time to time agree to make additional capital contributions to the Company.

4.             Powers. The business and affairs of the Company shall be managed by the Member. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Kansas. The Member may, from time to time, designate one or more individuals to be officers of the Company. The officers of the Company shall have such authority and perform such duties in the management of the Company as may be determined by the Member or as provided herein or under the Kansas Revised Limited Liability Company Act (the “Act”).

5.             Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the written consent of the Member or (b) the entry of a decree of judicial dissolution under the Act.

6.             Allocation of Profits and Losses. The Company’s profits and losses shall be allocated to the Member.

7.             Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

8.             Resignation. The Member shall not resign from the Company (other than pursuant to a transfer of the Member’s entire limited liability company interest in the Company to a single substitute member, including pursuant to a merger agreement that provides for a substitute member pursuant to the terms of this Agreement) prior to the dissolution and winding up of the Company.

9.             Assignment and Transfer. The Member may assign or transfer in whole but not in part its limited liability company interest to a single acquiror.

10.          Admission of Substitute Member. A person who acquires the Member’s entire limited liability company interest by transfer or assignment shall be admitted to the Company as a member upon the execution of this Agreement or a counterpart of this Agreement and thereupon shall become the “Member” for purposes of this Agreement.

11.          Liability of Member and Managers. Neither the Member nor any manager shall have any liability for the obligations or liabilities of the Company except to the extent provided herein or in the Act.

12.          Indemnification. The Company shall indemnify and hold harmless each officer and the Member and its partners, shareholders, officers, directors, managers, employees, agents and representatives and the partners, shareholders, officers, directors, managers, employees, agents and representatives of such persons to the fullest extent permitted by the Act.

13.          Amendment. This Agreement may be amended from time to time with the consent of the Member.

14.          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Kansas.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Operating Agreement as of January 1, 2012.

Western Plains Regional Hospital, LLC

By:	/s/ Christy S. Green
Name:	Christy S. Green
Title:	Vice President and Secretary

Exhibit A

Member and Business Address	Limited Liability Company Interest
Western Plains Regional Hospital, LLC	100%
103 Powell Court
Brentwood, TN 37027